[redacted]

11015358

BB 9/07

UNITED ST
SECURITIES AND EXCHA
Washington, D.C

OMB APPROVAL	
Number:	3235-0123
res:	April 30, 2013
Estimated average burden hours per response.	12.00

SEC MAIL PROCESSING
RECEIVED
AUG 2 ? 2011

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2010 (MM/DD/YY) AND ENDING 06/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11350 McCormick Rd EP III Suite 901
(No. and Street)

Hunt Valley (City) MD (State) 21031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Johnson 410-785-4990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stegman & Company
(Name – *if individual, state last, first, middle name*)

405 E Joppa Rd Suite 100 (Address) Baltimore (City) MD (State) 21031 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 9/8

OATH OR AFFIRMATION

I, Thomas W. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Brokerage Services, Inc., as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHELBY N. COOPERMAN
Notary Public-Maryland
Baltimore County
My Commission Expires
October 24, 2012

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS SINCE 1915

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
of Global Brokerage Services, Inc.
Hunt Valley, Maryland 21031

We have audited the accompanying balance sheet of Global Brokerage Services, Inc., (the "Company") as of June 30, 2011 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Brokerage Services, Inc. as of June 30, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stegman + Company

Baltimore, Maryland
August 21, 2011

GLOBAL BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS

For The Year Ended June 30, 2011

GLOBAL BROKERAGE SERVICES, INC.

Table of Contents

For The Year Ended June 30, 2011

GLOBAL BROKERAGE SERVICES, INC.
Balance Sheet
June 30, 2011

ASSETS

Current Assets:		
Cash	$	28,354
Accounts Receivable (Note 2)		51,151
Total Current Assets		79,505
Other Assets:		
Deferred Tax Asset (Note 1 and 3)		2,614
Deposits with Clearing Organization (Note 4)		10,626
Total Other Assets		13,240
Total Assets	$	92,745

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts Payable	$	1,443
Commissions Payable (Note 5)		40,396
Total Liabilities		41,839
Stockholders' Equity:		
Common Stock, $5 par value, 5,000 shares authorized and 2,000 shares issued and outstanding		10,000
Retained Earnings		40,906
Total Stockholders' Equity		50,906
Total Liabilities and Stockholders' Equity	$	92,745

The accompanying notes are an integral part of these financial statements.

Global Brokerage Services, Inc.
Statement of Operations
For the Year Ended June 30, 2011

	Amount	%
Revenues		
Commissions & Fees	$ 822,390	62.02
Investment Advisory Fees	503,654	37.98
Total Revenues	1,326,044	100.00
Expenses		
Dues and Subscriptions	495	0.04
Commissions	1,063,771	80.22
Licenses and Fees	10,013	.75
Management Fees (Note 6)	193,000	14.55
Office Expenses	2,760	0.21
Payroll Processing	404	0.03
Professional Development	97	0.01
Professional Fees	14,817	1.12
Telephone	4,253	0.32
Theft Loss Settlement	50,000	3.77
Total Expenses	1,339,610	101.02
Income (Loss) before Income Taxes	(13,566)	(1.02)
Income Tax Benefit (Note 1 and 3)	(2,986)	(.22)
Net Income (Loss)	($ 10,580)	(.80)

The accompanying notes are an integral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2011

	Common Stock	Retained Earnings	Total
Balance at Beginning of Year	$ 10,000	$ 51,486	$ 61,486
Net Income (Loss)	-0-	(10,580)	(10,580)
Balance at End of Year	$ 10,000	$ 40,906	$ 50,906

The accompanying notes are an integral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
Statement of Cash Flows
For The Year Ended June 30, 2011

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income (Loss)	($ 10,580)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in:	
Accounts Receivable	(8,004)
Prepaid Expenses	16,000
Deferred Tax Asset	(2,614)
Increase (Decrease) in:	
Accounts Payable	1,443
Commissions Payable	6,169
Deferred Income Taxes	(372)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,042
CASH FLOWS FROM INVESTING ACTIVITIES	-0-
NET CASH PROVIDED BY INVESTING ACTIVITIES	-0-
CASH FLOWS FROM FINANCING ACTIVITIES	-0-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	-0-
NET INCREASE IN CASH	2,042
CASH AT BEGINNING OF YEAR	26,312
CASH AT END OF YEAR	$ 28,354

The accompanying notes are an integral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended June 30, 2011

Note 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Global Brokerage Services, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company provides securities brokerage services and investment advisory services. The Company does not hold funds or securities for, or owe money or securities to, customers and does not carry accounts of, or for, customers including the purchase, sale and redemption of redeemable shares of registered investment companies or participation in insurance company's separate accounts.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are recognized as earned on a monthly basis.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Subsequent Events

The Company has evaluated subsequent events for potential recognition and / or disclosure through August 21, 2011, the date the financial statements were issued.

Note 2 - ACCOUNTS RECEIVABLE

Management is of the opinion that all of the Company's accounts receivable are fully collectible. As of June 30, 2011, the accounts receivable consisted of commissions from the sale of mutual funds, common stocks, annuities and 12b-1 fees.

Note 3 – Deferred Tax Asset

Deferred income taxes arise from temporary timing differences in the recognition of income and expenses for finanical reporting and tax purposes. The Company's deferred tax asset consist of the benefit from a net operating loss carryforward (NOL) in the amount of $5,688, which is available to offset taxable income in future years. The net operating loss carryforward, if not used, will expire in the tax year ending June 30, 2030.

Note 4 – DEPOSITS WITH CLEARING ORGANIZATION

The Company has an agreement with Southwest Securities, Inc. to act as its clearing agent. The Company maintains a deposit with the clearing firm in the amount of $10,626 in an non interest bearing account.

Note 5 – COMMISSIONS PAYABLE

The Company has entered into selling agreements with its representatives to solicit and sell approved investment products. The representatives are independent contractors and are responsible for their own expenses, taxes and benefits. The Company compensates its representatives by paying them a portion of the commissions received from the investment products sold. As of June 30, 2011, the amount of commissions due to its representatives was $40,396.

Note 6 - RELATED PARTY TRANSACTIONS

As of July 1, 1995 the Company has entered into a management service agreement with Universal Asset Management, Inc., a related entity, for a number of management services on a month to month basis and may be terminated immediately by either party. The Company incurred management fees of $193,000 for the year ended June 30, 2011. The monthly management fee is a charge for salaries, occupancy, insurance and various other office expenses. Universal Asset Management, Inc. and the Company have common shareholders.

The shareholders of the Company are licensed registered representatives. During the year the Company paid commissions to the shareholders in the amount of $22,503.

Note 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the SEC, shall not exceed 12 to 1. At June 30, 2011, the Company had net capital of $43,150, which was $38,150 in excess of its required net capital of $5,000. The Company's net capital ratio was .97 to 1.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2011

Schedule I

GLOBAL BROKERAGE SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2011

NET CAPITAL

Total stockholders' equity		$ 50,906
Deduct stockholders' equity not allowable for net capital		-0-
Total stockholders' equity qualified for net capital		50,906
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
B. Other (deductions) or allowable credits-deferred income taxes payable		-0-
Total capital and allowable subordinated liabilities		50,906
Deductions and/or charges		
A. Non-allowable assets		
Nonallowable Receivables	$ 5,142	
Prepaid Expenses	-0-	
Other deductions and/or charges	2,614	7,756
Net capital before haircuts on securities positions		43,150
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
A. Contractual securities commitments	-0-	
B. Trading and investment securities	-0-	
C. Other:	-0-	-0-
Net Capital		43,150

Schedule I (Continued)

GLOBAL BROKERAGE SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2011

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Short-term bank loans (secured by customers' securities)	$ -0-
Payable to brokers and dealers	40,396
Payable to clearing broker	-0-
Other accounts payable and accrued expenses	1,443
Total aggregate indebtedness	41,839
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital as required under SEC Rule 15c3-1(a)(2)(vi)	$ 5,000
Excess net capital at 1200%	$ 475,954
Ratio: Aggregate indebtedness to net capital	.97 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences from the Company's computation included in Part II of Form X-17 A-5 as of June 30, 2011. Therefore, no reconciliation is included.

Schedule II

GLOBAL BROKERAGE SERVICES, INC.
Computation of Net Capital Under Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2011

In regards to the Reserve Requirements under Rule 15c-3 of the Securities and Exchange Commission, the firm is claiming an exemption under section (k)(2)(ii). Global Brokerage Services, Inc. is an Introducing Broker/Dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS SINCE 1915

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Global Brokerage Services, Inc.
Baltimore, Maryland

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments "*Transitional Assessment Reconciliation*" (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2011, which were agreed to by Global Brokerage Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (the "specified parties"), solely to assist you and the specified parties in evaluating Global Brokerage Services, Inc.'s compliance with the applicable instructions of the *Transitional Assessment Reconciliation* (Form SIPC-7T). Global Brokerage Services, Inc. management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2011 less revenues reported on the FOCUS reports for the period from July 1, 2010 to June 30, 2011, as applicable, with the amounts reported in Form SIPC-7T for the period from July 1, 2010 to June 30, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Suite 100, 405 East Joppa Road Baltimore, Maryland 21286 • 410-823-8000 • 1-800-686-3883 • Fax: 410-296-4815 • www.stegman. com

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stegman + Company

August 21, 2011

STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS SINCE 1915

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors and Stockholders
of Global Brokerage Services, Inc.
Hunt Valley, Maryland 21031

In planning and performing our audit of the financial statements of Global Brokerage Services, Inc. (the "Company"), as of and for the year ended June 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

Suite 100, 405 East Joppa Road Baltimore, Maryland 21286 • 410-823-8000 • 1-800-686-3883 • Fax: 410-296-4815 • www.stegman. com

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stegman & Company

Baltimore, Maryland
August 21, 2011